U.S. Securities and Exchange Commission
                     Washington, D.C.  20549

                  Notice of Exempt Solicitation

1.  Name of Registrant:  Columbia/HCA Healthcare Corporation

2.  Name of person relying on exemption:  SEIU Pension Funds

3.  Address of person relying on exemption:  1313 L. Street,
N.W., Washington, D.C.  20005

4. Written materials. Attached are written material which may be for submission pursuant to Rule 14a-6(g)(1) [section 240.14a-
6(g)(1)].

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Columbia/HCA Shareholder Alert

Three reasons to vote for elimination of Columbia/HCA's poison pill by voting for item number 3 on the company's proxy card.

1) Many experts agree that poison pills [so-called "rights agreements"] dilute shareholder value:

     "The ISS Proxy Voting Manual published by Bethesda Maryland-based Institutional Shareholder Services, a proxy advisory firm, cites studies by researchers at the University of Washington, Ohio State University and the University of Florida that all reach the same overarching conclusion: poison pills tend to be detrimental to a company's stock price." (CFO Magazine, March 1996).

2) Shareholders are winning the fight against poison pills:

     Anti-poison pill resolutions won support from an average of 53% of shareholders covered in a 1996 proxy season survey. They are the only class of shareholder resolutions to average better than 50%. (Investor Responsibility Research Center, "Summary of 1996 U.S. Shareholder Resolutions," November 12, 1996)

3) Shareholders should have the right to decide on this potentially costly anti-takeover protection:

     Columbia/HCA's Board of Directors adopted the company's
"pill" without consulting shareholders. If the Board really believes we need this costly type of anti-takeover protection, they should put it to a vote of all shareholders.

We will vote our 150,000 Columbia/HCA shares for the "Stockholder proposal related to the company's amended and restated rights agreement." We urge you to do the same.

An important reminder: if you've already given management your proxy to vote against the resolution, you can withdraw it at any time. To change your vote, simply fill out a new proxy card and return it before the May 15th shareholder meeting.

A message from the National Industry Pension Fund of the Service
Employees International Union (SEIU), 1343 L Street NW,
Washington, DC 20005, phone number 800-458-1010.   SEIU is
collective bargaining agent for some company employees, and is involved in organizing others.